SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 25, 2003

SWEDISH MATCH AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
 Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-             )

Enclosure: Swedish Match shareholders approve dividend hike to 1.60 SEK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date:	April 25, 2003	By:	/s/ BERTIL RAIHLE
Bertil Raihle Vice President, Corporate Control

PRESS RELEASE

Nasdaq: SWMAY Stockholmsbörsen : SWMA

April 25, 2003

Swedish Match shareholders approve dividend hike to 1.60 SEK

Major items approved by today’s Annual General Meeting include:

•	Dividend will increase from 1.45 SEK/share to 1.60 SEK

•	Election of Marianne Nilsson and Staffan Grefbäck to the Nominating Committee

•	10 Million shares repurchased by the Company are authorized to be withdrawn

•	Mandate to repurchase up to 10 percent of all shares in the Company prolonged

At the Annual General Meeting of Swedish Match on April 25th, it was resolved in accordance with the proposal of the Board of Directors to pay a dividend per share of 1.60 SEK. The record date for the dividend entitlement was set at April 30th, 2003. The dividend is expected to be distributed on May 6, 2003, through VPC.

Shareholders have re-elected Bernt Magnusson (Chairman), Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Lennart Sundén (President and CEO), Meg Tivéus, and Klaus Unger to the Board of Directors.

Furthermore, the shareholders approved an authorization for a reduction in the Company’s share capital by 24,000,000 SEK through withdrawal of 10,000,000 shares in the Company. The shares in the Company to be withdrawn have been repurchased by the Company in accordance with previous shareholder authorization.

Shareholders approved an authorization to decide, prior to the next Annual General Meeting, to acquire a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 percent of all shares in the Company. The shares shall be acquired on the Stockholmsbörsen at a price within the price interval registered at any given time (market price).

The meeting also resolved to allow the Company to issue up to 1,428,490 call options to a combined value of 12 MSEK, which corresponds to the value of options allocated in accordance with the Company’s options program for 2002.

In addition, shareholders approved all other proposals made by the Board of Directors as outlined in the published notice of the Annual General Meeting for Swedish Match AB.

Swedish Match is an international group with headquarters in Stockholm, Sweden. The company manufactures a broad range of tobacco products, matches and disposable lighters which are sold in approximately 140 countries. Sales for the twelve month period ending March 31, 2003 amounted to 13,332 MSEK. Swedish Match is listed on Stockholmsbörsen (SWMA) and on NASDAQ (SWMAY).

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	office	+46 8 658 01 75

Sven Hindrikes, Executive Vice President and	office	+46 8 658 02 82
Chief Financial Officer	mobile	+46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary	office	+46 8 658 03 64
and General Counsel	mobile	+46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office	+46 8 658 01 73
	mobile	+46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	office	+1 804 302 1912
	mobile	+1 804 502 1912